Exhibit 4.48

GENERAL AGREEMENT

Agreement No. 1605

(as amended on January 30, 2004)

Moscow	May 16, 1997

Open Joint-Stock Company “KB Impuls”, holder of License No. 10005, hereinafter referred to as “Impuls”, represented by N.N. Pryanishnikov, acting on the basis of power of attorney # 5 of January 30, 2004, on one side, and Open Joint-Stock Company “Vimpel-Communications”, hereinafter referred to as “VimpelCom”, represented by its General Director, A.V. Izosimov, acting on the basis of the Charter, on the other side, have concluded this agreement (the “Agreement” or the “General Agreement”) with respect to the following:

1.	Subject of the Agreement

VimpelCom shall provide agency services to Impuls on the basis of this Agreement with a view to securing the provision of cellular telecommunications services and the additional services under “BeeLine GSM” trademark on the terms of License # 10005 for the provision of cellular telecommunications services in the GSM 900/1800 standard (hereinafter, “Bee Line GSM Services”), the operator for which is Impuls.

2.	Obligations and Rights of VimpelCom

2.1 VimpelCom hereby assumes the following obligations:

2.1.1 acting in the name and for the account of Impuls, conclude and terminate agreements on provision of Bee Line GSM Services (the “Subscriber’s Agreements”) rendered by Impuls as operator of Bee Line GSM cellular telecommunications services.

2.1.2 in furtherance of clause 1 hereof, perform the following actions:

•	participate in settlements between Impuls and the Subscribers, and in furtherance thereof collect payments for Bee Line GSM Services including BEEPAY payments;

•	acting in the name and for the account of Impuls, enter into agreements providing for settlements in respect of mutual collection of payments and sale of telephone cards in the interests on the other parties, with the operators in the VimpelCom Group companies, and effect services and settlements under such agreements;

•	invite third parties for implementation of clause 2.1 hereof (the “Dealers”), enter into agreements with Dealers acting in the name and for the account of Impuls, under which the Dealers shall receive the right to enter into the Subscriber’s Agreements on behalf of Impuls pursuant to powers of attorney issuable by VimpelCom to Dealers in the course of transfer under the power of attorney from Impuls to VimpelCom referred to in the ultimate paragraph of clause 3.1.1. hereof, and collect payments and effect settlements under such agreements with Dealers in the interests of Impuls. VimpelCom shall include in the agreements with Dealers the information which must be provided to subscribers at the execution of Subscriber’s Agreements;

•	effect final settlements with subscribers on behalf of Impuls in the event of termination of Subscriber’s Agreements, and collect security deposits relating to performance by subscribers of their payment obligations in respect of Bee Line GSM Services provided by Impuls, unless the parties agree otherwise in a separate instrument;

•	enter into agreements with third parties enabling provision of Bee Line GSM Services rendered by Impuls, and effect settlements under such agreements in the mane and for the account of Impuls.

2.1.3 Provide Impuls with monthly agent’s reports on the terms hereof. The agent’s report shall be provided without proof of costs incurred at the account of Impuls attached thereto.

2.1.4 Develop and agree with Impuls on the form of standard Subscriber’s Agreement.

2.1.5 Effect settlements with Impuls pursuant to the terms hereof.

2.1.6 Provide Impuls with the information necessary for it to properly perform its obligations hereunder.

2.2 In connection with performance by VimpelCom of its obligation to provide agency services hereunder Impuls vests in VimpelCom all the rights necessary for performance of such obligations including the right to place advertisements relating to activities of VimpelCom as agent of Impuls, and advertisement of Bee Line GSM Services rendered by Impuls as cellular telecommunications operator. VimpelCom shall also have the following rights:

2.2.1 receive from Impuls the information and documents required for performance of obligations hereunder being provision of agency services on the terms hereof,

2.2.2 require from Impuls the agency fee on the terms of this Agreement.

3.	Obligations and Rights of Impuls

3.1 Impuls hereby assumes the following obligations:

3.1 Provide Bee Line GSM Services pursuant to License No. 10005:

•	provide cellular telecommunications services to Subscribers the quality of which shall comply with the standards, technical norms, certificates and terms of the Subscriber’s Agreement;

•	be liable to the subscribers in case of failure to perform or improper performance of its obligations in the manner and within the amounts set forth by the applicable laws of the Russian Federation;

•	provide telecommunication services 24 hours a day every day except for interruptions for required repairs and maintenance;

•	issue a power of attorney to VimpelCom transferable to Dealers on the terms hereof.

3.1.2 Provide VimpelCom with documents and information for the performance by VimpelCom of its obligations hereunder.

3.1.3 Inform VimpelCom of changes in the list and description of the Bee Line GSM Services, and provide other information necessary to enable VimpelCom to exercise its rights and obligations hereunder.

3.2 Impuls shall have the following rights:

3.2.1 use trademarks of VimpelCom on the basis of this Agreement prior to the execution and registration of the relevant trademark agreement provided that the Parties shall forthwith take all necessary actions under the applicable law to formalize the subject rights of Impuls.

3.2.2 receive the agent’s report from VimpelCom and the cash funds as payments for Bee Line GSM Services on the terms hereof.

4.	Procedure of Performance of Parties’ Obligations

4.1 VimpelCom shall provide Impuls with the information on the selected number, tariff plan and list of services requested for this selected number, in the electronic format. Within one business day Impuls shall effect the connection of the requested services. Impuls shall on daily basis provide VimpelCom with information on volumes and types of services provided for each selected number, in the electronic format. The list and data communication methods between the software used by the Parties are subject to additional agreement.

4.2 Within 7 business days following the reported period VimpelCom shall provide to Impuls the agent’s report, and the Parties hereto shall reconcile their accounts for the reported period. The reported period shall be one calendar month.

4.3 All cash funds collected by VimpelCom in connection with the provision of agent’s services hereunder during the reported period, less the agency fee and costs of VimpelCom incurred for the account o Impuls in the course of rendering agency services, and the amounts returned to subscribers terminating their Subscriber’s Agreements, if any such return occurred in the subject reported period, shall be transferred to Impuls within 30 days from the closing of the reported period.

4.4 In the course of performance hereunder each Party hereto shall have the right to use Bee Line GSM trademark and other trademarks registered for the other Party, on the basis of agreements for the use of the relevant trademarks concluded in compliance with the applicable laws.

5.	Agency Fee

For performance by VimpelCom of its obligations hereunder Impuls shall pay to VimpelCom the agency fee in the amount to be agreed upon by the Parties at the beginning of each reported period in the agency fee protocol, subject to the proposed scope of VimpelCom’s agent’s services to be rendered, the forecasted scope of Bee Line GSM Services to be provided by Impuls, the marketing policy then pursued and the applicable tax laws. Agency fee may be determined as percentage of the funds collected by VimpelCom during the reported period in connection with the provision of agent’s services hereunder, as a fixed amount or otherwise as the Parties may agree. The agency fee shall not be less than 10 per cent of the revenues received by Impuls through cooperation with VimpelCom hereunder.

The agent’s fee of VimpleCom may be adjusted by the Parties subject to the results of the reported period.

6.	Liability of the Parties

The liability of the Parties for the violation of terms and conditions hereof shall be established pursuant to the current laws.

7.	Term and Termination of the Agreement

7.1 This Agreement shall become effective when signed by both Parties and shall be effective for one calendar year. This Agreement shall be automatically extended for each consecutive calendar year on the same terms or other terms as the Parties may agree if no Party announces its intent to terminate this Agreement.

7.2 This Agreement may be terminated upon agreement by and between the Parties or at the initiative of either Party. This Agreement shall be terminated pursuant to the procedure agreed upon by the Parties and established by any supplementary agreement to this Agreement.

7.3 The Parties agree to apply the terms of this draft of the General Agreement to the relations between the Parties which existed between January 01, 2004, and the execution date hereof.

8.	Confidentiality

The Parties agree not to transfer to any third parties information concerning this Agreement without the other Party’s consent, and not to transfer to third parties the information on subscribers who signed Subscriber’s Agreements without the approval of the relevant subscribers, except as otherwise provided by law. The Parties can provide the information on powers vested hereby, to third parties without any prior approval.

9.	Force-Majeure

Neither of the Parties shall be liable for full or partial failure to perform its obligations hereunder if such failure to perform is caused by flood, earthquake, hostilities or other force majeure circumstances.

10.	Miscellaneous

10.1 Execution of this Agreement shall not result in assignment of any rights under License # 10005 and shall not release Impuls from its responsibility to Subscribers for performance of its terms.

10.2 The Parties agreed that they will negotiate and execute separate agreements covering the provision by VimpleCom to Impuls of services involving lease of communication channels, subscribers’ services, provision of sales, database maintenance including storage of Subscriber’s Agreements’ forms, records of subscribers’ payments and other services.

10.3 By February 1, 2004, VimpelCom shall prepare, negotiate with Impuls and make amendments to the model forms of Subscriber’s Agreements subject to amendments made to the General Agreements in this draft. This will allow the Parties to start applying the updated model forms of Subscriber’s Agreements from February 1, 2004, onwards.

10.4 All amendments and additions to this Agreement shall be deemed valid only if they are made in writing and signed by authorized representatives of both Parties.

10.5 All disputes and disagreements between the Parties hereunder shall be resolved in accordance with the laws of the Russian Federation.

10.6 This Agreement is made and signed in two counterparts, one for each Party, both counterparts being equally valid.

11.	Legal Addresses and Requisites of the Parties

Impuls: OJSC “KB Impuls”, ul. 8 March, 10, bldg. 14, Moscow, 125083, TPN 7713050039, settlement account # 40702810500000000198 in the CB “Planita”, correspondent account # 30101810400000000931, BIC 044585931.

VimpelCom: OJSC “Vimpel-Communications”, ul. 8 March, 10, bldg. 14, Moscow, 125083, TPN 7713076301, settlement account # 40702810200000000029 in the CB “Platina”, correspondent account # 30101810400000000931, BIC 044585931.

OJSC “KB Impuls”:	OJSC “VimpelCom”:

N.N. Pryanishnikov under power of attorney # 5 of January 30, 2004	A.V. Izosimov General Director

Chief Accountant	Chief Accountant

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